949-476-1180 3001 Daimler Street Santa Ana, California 92705-5812 www.sTec-inc.com

Via EDGAR

June 24, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Nicholas P. Panos, Senior Special Counsel, Office of Mergers and Acquisitions

Re:	sTec, Inc. Definitive Additional Materials on Schedule 14A Filed June 10, 2013 File No. 000-31623

Dear Mr. Panos:

Reference is made to your letter, dated June 12, 2013, regarding the Definitive Additional Materials on Schedule 14A filed by sTec, Inc. (“sTec”) with the U.S. Securities and Exchange Commission (the “Commission”).

Per your request, sTec hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (949) 476-1180.

Sincerely,

    /s/ Robert M. Saman

Robert M. Saman

Chief Legal Officer and General Counsel

Mr. Nicholas P. Panos

June 24, 2013

cc:	Gabriel Eckstein, Staff Attorney
    U.S. Securities and Exchange Commission

Mark Moshayedi, President and Chief Executive Officer
    sTec, Inc.

Michelle A. Hodges
James J. Moloney
David C. Lee
Gibson, Dunn & Crutcher LLP